FORM 3                                             OMB APPROVAL
                                                   OMB NUMBER:3235-0104
                                                   EXPIRES:APRIL 30, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE 0.5



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person


The Equitable Companies Incorporated
(see attachement A for additional Reporting Persons)
(Last)                        (First)                 (Middle)


   1290 Avenue of the Americas
                  (Street)

   New York           New York            10104
   (City)              (State)            (ZIP)
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2. Date of Event Requiring Statement (Month/Day/Year)


     4/11/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Issuer Name and Ticker or Trading Symbol

   SLM International, Inc.


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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

              Director                             X       10% Owner
  ----------                                   ----------

              Officer (give title below)                   Other
  ----------                                   ---------- (specify
                                                           below)

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6. If Amendment, date of Original
   (Month/Day/Year)




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Table I - Non-Derivative Securties Beneficially Owned


                                                                    3. Ownership          4. Name of
                                    2. Amount of Securities         Form: Direct (D)      Indirect Beneficial
1. Title of security                Beneficially Owned              or Indirect (I)       Ownership
   (Inst.4)                         (Instr.4)                       (Inst.5)              (Instr.5)



 Common Stock                       1,253,684                         (I)*                 (1)(2)
                                                                                           (See Attachement A for numerical
                                                                                           footnotes)

* -See footnotes (1) and (2) (in Attachment A) with respect to direct ownership of this stock by certain reporting persons other than The Equitable Companies Incorporated.


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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM  3 (CONTINUED) TABLE II - DERIVATIVE SECURITIES BENEFICIALLY  OWNED
                  (E.G., puts, calls, warrants, options, convertible securities)


1. Title of      2.   Date Exercisable and       3. Title and Amount of        4. Conversion or      5. Ownership     6. Nature
   Derivate           Expiration Date               Securities Underlying         Excercise Price       Form of          of
   Security           (Month/Day/Year)              Derivative Security           of Derivative         Derivative       Indirect
   (Instr.4)                                        (Instr. 4)                    Security              Security:        Beneficial
                                                                                                        Direct (D)       Ownership
                                                                                                        or               (Instr. 5)
                 Date           Expiration       Title           Amount or                              Indirect
                 Exercisable    Date                             Number of                              (I)
                                                                 Shares                                 (Instr. 5)







Explanation of Responses:  See Attachment A for numerical footnotes.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.



See Attachment A for signatures of additional Reporting Persons.


        /s/ Alvin H. Fenichel                               4/21/97
-----------------------------------------------        ------------------
   **Signature of Reporting Person                            Date

Alvin H. Fenichel, Senior Vice President, The Equitable Companies Incorporated

                                                                    ATTACHMENT A


                    REPORTING PERSONS AND SIGNATURES


COMPANY                                      ADDRESS
-------                                      -------

ALPHA ASSURANCES VIE MUTUELLE                Tour Franklin
                                             100/101 Terrasse Boieldieu
                                             Cedex 11
                                             92042 Paris La Defense, France

AXA ASSURANCES I.A.R.D. MUTUELLE             21, rue de Chateaudun
                                             75009 Paris France

AXA ASSURANCES VIE MUTUELLE                  Same as above

AXA COURTAGE ASSURANCE MUTUELLE              26, rue Louis le Grand
                                             75002 Paris, France

FINAXA                                       23, avenue Matignon
                                             75008 Paris, France

AXA-UAP                                      9 Place Vendome
                                             75001 Paris, France


are Reporting Persons through their interest in The Equitable Companies Incorporated.

SIGNED ON BEHALF OF THE ABOVE ENTITIES (collectively, the
"Mutuelles AXA, Finaxa and AXA-UAP")


By: /s/ Alvin H. Fenichel
    ------------------------------------
      Alvin H. Fenichel, Attorney-in-Fact

                                                            ATTACHMENT A
                                                             (Continued)


                                                 ADDRESS
                                                 -------

THE EQUITABLE COMPANIES INCORPORATED             1290 Avenue of the Americas
                                                 New York, NY  10104


By:  /s/ Alvin H. Fenichel
   ----------------------------------------
   Alvin H. Fenichel, Senior Vice President

THE EQUITABLE LIFE ASSURANCE SOCIETY             1290 Avenue of the Americas
OF THE UNITED STATES                             New York, NY  10104


By:  /s/ Alvin H. Fenichel
   ----------------------------------------
   Alvin H. Fenichel, Senior Vice President



THE VOTING TRUSTEES
-------------------

Claude Bebear;                                   c/o Secretaire General, AXA-UAP
Henri de Clermont-Tonnerre; and Patrice          9 Place Vendome
Garnier (collectively, the "Trustees")           75001 Paris France
pursuant to the Voting Trust Agreement
dated as of May 12, 1992 with AXA-UAP


By:  /s/ Alvin H. Fenichel
   ----------------------------------------
   Alvin H. Fenichel, Senior Vice President

                                                                    ATTACHMENT A
                                                                     (Continued)

FOOTNOTES:

(1) For Form 3 reporting purposes, The Equitable Life Assurance Society of the United States ("ELAS"), a wholly-owned subsidiary of The Equitable Companies Incorporated ("Equitable"), directly beneficially owns 1,253,684 shares of SLM International, Inc. common stock ("SLM Common Shares").

(2) AXA-UAP beneficially owns approximately 60.7% of the common stock (the "Equitable Common Stock"), as well as certain convertible preferred stock, of Equitable. By virtue of their indirect (through Finaxa) and direct share ownership of AXA-UAP, the Mutuelles AXA, acting as a group, indirectly control AXA-UAP. The Mutuelles AXA, Finaxa and AXA-UAP expressly declare that the filing of this Form 3 shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the SLM Common Shares reported in this Form 3.

      AXA-UAP has deposited its shares of Equitable Common Stock into a voting trust. While AXA-UAP remains the beneficial owner of such Equitable Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Board or the Supervisory Board of AXA-UAP) will exercise all voting rights with respect to such Equitable Common Stock. Accordingly, the Trustees may be deemed to beneficially own the SLM Common Shares reported in this Form 3. The Trustees expressly declare that the filing of this Form 3 shall not be construed as an admission that the Trustees are, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owners of any SLM Common Shares reported in this Form 3.




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